

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Via E-mail
Ms. Elana Berman-Shrira
Treasurer
Journal of Radiology, Inc.
2230 Michigan Avenue
Santa Monica, CA 90404

> **RE:** **Journal of Radiology, Inc.**
> **Form 10-K for the Year Ended June 30, 2012**
> **Filed October 3, 2012**
> **Form 10-Q for the Quarter Ended September 30, 2012**
> **Filed November 14, 2012**
> **Form 10-Q for the Quarter Ended December 31, 2012**
> **Filed February 14, 2013**
> **File No. 0-53780**

Dear Ms. Berman-Shrira:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2012

General

1. Please amend your filing in response to the following comments. Please note that when you file an amendment to your Form 10-K and Forms 10-Q, you should include an explanatory paragraph at the beginning of the form explaining why you are filing the amendment, include the affected items in their entirety, and include updated certifications with reference to the amended form.

<u>Item 1 - Business, page 4</u>

2. We note your disclosure that on May 28, 2012 you issued 900,000,000 shares of common stock for licensing rights for interactive media technology from Imagin8 and the agreement gives you the right to market the products of Imagin8. Please clearly describe the nature of your business and how it has changed including the licensing rights and the interactive media technology you received from Imagin8 and the products of Imagin8 that you have the right to market. Please clearly explain why you entered into the agreement with Imagin8, whether you plan to market the products of Imagin8 and the status of your license and right to market the products of Imagin8. Additionally, please clearly disclose whether your agreement with Imagin8 is still in force on a month-by-month basis. Please file your agreement with Imagin8 and include it in the exhibit index since this appears to be a material agreement.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10</u>

<u>Results of Operations, page 10</u>

3. Please describe the business activities for which you earned revenues in 2011.

<u>Operating Costs, page 10</u>

4. We note that you issued 669,000,000 shares of common stock for consulting services valued at $44,600,000. Please describe the consulting services the company received and disclose who provided such consulting services.

<u>Operating Capital and Capital Expenditure Requirements, page 11</u>

5. We note your agreement with your Chief Operating Officer who has committed to advancing you $30,000 for certain operating costs. Please tell us whether you have a written agreement with your CEO and, if so, please file it as an exhibit. If this agreement is unwritten, please file a written description of it as an exhibit. For further guidance, please refer to the Division's Regulation S-K Compliance Disclosure and Interpretation Question 146.04 found on our website.

<u>Item 9A - Controls and Procedures, page 12</u>

6. You state disclosure controls and procedures are defined in Rules 13a-14(c) and 15d-14(c). Please note that disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please refer to Release 33-8238, which became effective August 14, 2003, and to your Section 302 certifications. Please revise your disclosures accordingly in the amended Form 10-K.

Management's Report on Internal Control over Financial Reporting, page 13

7. Please disclose the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(a)(2) of Regulation S-K in the amended Form 10-K.

8. You disclose that your management concluded that your internal control over financial reporting is not effective as of June 30, 2012; however, you have not disclosed any material weaknesses that may have resulted in your conclusion. In the amended Form 10-K, please identify any material weaknesses in your internal control over financial reporting, the nature of the material weaknesses, the potential impact the material weaknesses could have on your consolidated financial statement, and how you plan to remediate these weaknesses. Refer to Item 308(a)(3) of Regulation S-K.

Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 16

9. Please clearly explain the security ownership disclosed in footnote 4. Further, we do not understand the disclosure that Imagin8 is your wholly owned subsidiary. Please also reconcile the disclosure in your risk factors which states that Imagin8 owns 51% with this table that states it owns 54.7% of your shares.

Signatures, page 19

10. Please provide a full signature section pursuant to the Form 10-K instructions.

Financial Statements, page F-1

Note 10 - Subsequent Events, page F-15

11. We note your disclosure that in 2012 your board and stockholders approved an amendment to your articles of incorporation. We note that your exhibit index incorporates by reference your articles of incorporation filed in 2009. Please file your amended articles of incorporation as an exhibit.

Exhibit 31 - Certifications

12. We note that you have made certain modifications to paragraph 4(d) of your management certifications, and you make references to "small business issuer" instead of "registrant" throughout the certifications. Please revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K in the amended Form 10-K.

Forms 10-Q for the Quarter Ended September 30, 2012 and December 31, 2012

General

13. Please address the above comments in the amended Forms 10-Q, as applicable.

Item 4T – Controls and Procedures, page 17

14. You disclose in your June 30, 2012 Form 10-K that your disclosure controls and procedures and your internal control over financial reporting were not effective. You disclose on page 17 of your September 30, 2012 Form 10-Q that there were no changes in your internal control over financial reporting during the quarter ended September 30, 2012. As such, it is not clear how you concluded that your disclosure controls and procedures were effective at September 30, 2012 and December 31, 2012. Please advise.

15. Please amend your quarterly reports for the periods ended September 30, 2012 and December 31, 2012 to express an unequivocal opinion on the effectiveness of your controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Tracey Smith, Staff Accountant, at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief